Filed pursuant to Rule 253(g)(2)
File No. 024-10730
Cottonwood Multifamily Opportunity Fund, Inc.
Supplement No. 1 Dated December 28, 2017
To the Offering Circular Dated November 27, 2017
This document supplements, and should be read in conjunction with, the offering circular of Cottonwood Multifamily Opportunity Fund, Inc. dated November 27, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to update disclosure regarding:
•the acquisition of assets from affiliates; and
•compensation to our managing broker-dealer
Acquisition of Assets from Affiliates
We may acquire multifamily construction and development projects, mezzanine loans, or preferred equity investments from our sponsor and its affiliates in the future. There will be conflicts between our sponsor’s interest in selling such projects and our interest in purchasing such projects. The purchase price for such asset shall be based on a third party appraisal, a third party broker opinion of value, or a third party fairness opinion or, in the case of an asset that was purchased with the intention of transferring the asset to the Company (or a subsidiary thereof), at cost, which may include any acquisition and warehousing expenses, such as interest or other expenses incurred in the acquisition and warehousing of such asset, and the assumption of any debt related to the asset, including accrued interest. Any loans to the Company from an affiliated entity shall have an interest rate that will not exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates.
Managing Broker-Dealer Fee
Cottonwood Capital Property Management II, LLC will pay the managing broker-dealer a managing broker-dealer fee equal to 3% of the gross proceeds from this offering.  Of this managing broker-dealer fee, Orchard Securities, LLC will pay 1.25% of the total amount of proceeds from this offering to certain wholesalers that may be employees of Cottonwood Residential Inc. or Cottonwood Residential O.P., LP.  Of this managing broker-dealer fee, the managing broker-dealer may re-allow up to 1.25% of the total amount of proceeds from this offering on a non-accountable basis to the selling group members. We will not be responsible for paying the managing broker-dealer fee.